

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 16, 2018

<u>Via E-Mail</u>
David Teiler
Reliance Real Estate Trust, LLC
40 Wall Street, 60th Floor
New York, NY 10005

>   **Re: Reliance Real Estate Trust, LLC**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed February 7, 2018**
>   **File No. 024-10778**

Dear Mr. Teiler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Summary, page 6</u>

1.   We note your disclosure that you "expect to acquire a 48.99% interest in the Initial Portfolio on or around March 15, 2018 . . . ." Please revise to clarify whether you have entered into an agreement to acquire the 48.99% interest in the Initial Portfolio and whether there are any contingencies that must be met for you to acquire the 48.99% interest. If you have entered into an agreement, please describe its material terms and file it as an exhibit to the offering statement. See Item 17(6) of Form 1-A. To the extent there is no agreement for the 48.99% interest in the Initial Portfolio, please revise your disclosure throughout to explain that there is no guarantee that you will acquire the 48.99% interest in the Initial Portfolio and to describe the impact that not acquiring any interest in the Initial Portfolio would have on your business.

<u>Distributions, page 13</u>

2.   Given the delay in acquiring your 48.99% interest in the Initial Portfolio to on or around March 15, 2018, please tell us how you expect to make quarterly distributions beginning in the first quarter of 2018 from your interest in the Initial Portfolio.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Shaya M. Berger, Esq.
        Gulkowitz Berger LLP